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NS Directorate Change

DIRECTORATE CHANGE

UNILEVER PLC

Released 07:00:09 25 February 2025

RNS Number : 2812Y
Unilever PLC
25 February 2025

Unilever PLC Board Update

Fernando Fernandez to succeed Hein Schumacher as Chief Executive

Board is committed to further accelerating Growth Action Plan and building Unilev leader

Company reaffirms 2025 outlook and medium-term guidance

Unilever today announced that Hein Schumacher is stepping down as Chief Executi
Board Director on 1 March 2025 by mutual agreement and will leave the company

Fernando Fernandez, currently Unilever Chief Financial Officer and Executive Direc
Chief Executive Officer effective from 1 March 2025. Prior to becoming CFO in Janu had a successful tenure as President of Beauty & Wellbeing, one of Unilever's faste businesses. In previous roles as President Latin America, CEO Brazil and CEO Philip the company's best performing markets, delivering strong financial results while de talent.

Unilever Chairman Ian Meakins said: "On behalf of the Board, I would like to thank
Unilever's strategy, for the focus and discipline he has brought to the company and progress delivered during 2024. Hein introduced and led a significant productivity commencement of the Ice Cream separation, both of which are fully on track. The
(GAP) has put Unilever on a path to higher performance and the Board is committe execution. We are grateful for Hein's leadership, and we wish him the very best for

Speaking of Fernando's appointment as CEO, Ian Meakins said: "The Board has bee
Fernando's decisive and results-oriented approach and his ability to drive change a partnered in the development of the GAP and in driving the productivity programn track record of performance and portfolio management, a love of brands and a pro
Unilever's operations.

"While the Board is pleased with Unilever's performance in 2024, there is much fu best-in-class results. Having worked with Fernando closely over the last 14 months, confident in his ability to lead a high performing management team, realise the be urgency, and deliver the shareholder value that the company's potential demands.

Hein Schumacher said: "It has been a privilege to lead Unilever. We have made rea proud of what we have achieved in a short period of time. With a clear strategy, a motion and a strong leadership team in place, I look forward to seeing Unilever mc strength in the future."

Fernando Fernandez said: "Being appointed as CEO of Unilever is an honour. Our fc building a future-fit portfolio with an attractive growth footprint and delivering unr and perceivable superiority across our top 30 power brands. I have full confidence to propel Unilever to a global industry-leading position and create substantial valu shareholders. I would like to thank Hein for his values-led leadership and the perfo brought to the business. I wish him every success for the future."

A thorough internal and external search process is being initiated to appoint a perr
March 2025, Srinivas Phatak, currently Unilever's Deputy Chief Financial Officer an will become acting CFO. Srinivas has served in global and local senior finance, strat roles including a successful term as CFO of Hindustan Unilever Limited. Srinivas' lea his broad experience will enable him to partner Fernando in successfully executing

There is no change to Unilever's 2025 outlook or the company's medium-term guic

This announcement contains inside information. This is a public announcement pur
Paragraph 1 of the European Market Abuse Regulation (596/2014), including as it

Summary of remuneration in respect of Directorate changes

New CEO

Fernando will receive Fixed Pay of Euro 1,800,000 and be eligible to participate in Performance Share Plan awards, all in line with Unilever's existing remuneration pc

Full details will be set out in the Remuneration Report.

Departing CEO

Hein will continue to receive his current level of Fixed Pay (Euro 1,850,000) up t employment on 31 May 2025. He will then be eligible for a payment in lieu of the r period.

Hein will be treated as a good leaver under the Remuneration Policy for the purpo incentives.

Additional details for Hein will be set out in the Section 430(2B) disclosure that will the Company's website following his departure from the Board, and will als Remuneration Report.

ENDS

Enquiries

Media:

Unilever Press Office

press-office.london@unilever.com

Investors:

Investor Relations Team investor.relations@unilever.com

About Unilever

We are a global consumer goods business with a portfolio of Beauty & Wellbeing, Care, Foods and Ice Cream brands. Our products are used by 3.4 billion consu household necessities to premium indulgences. We have around 120,000 empl €60.8bn turnover in 2024.

For more information about Unilever and our brands, please visit www.unilever.cor

Safe Harbour

This announcement may contain forward-looking statements, including 'forwar within the meaning of the United States Private Securities Litigation Reform Act o relation to Unilever's share buyback, its purpose and timetable. All statements oth historical fact are, or may be deemed to be, forward-looking statements. Words an 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms and oth of future performance, results, actions or events, and their negatives, are inte forward-looking statements. These forward-looking statements are based u expectations and assumptions regarding anticipated developments and other Unilever Group (the 'Group'). They are not historical facts, nor are they g performance or outcomes. All forward-looking statements contained in this annou qualified in their entirety by the cautionary statements contained or referred to ir should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks number of which may be beyond the Group's control, there are important fac actual results to differ materially from those expressed or implied by these forwar These forward-looking statements are based upon current beliefs, expectatic regarding anticipated developments and other factors affecting the Group. They a nor are they guarantees of future performance or outcomes. All forward-looking in this announcement are expressly qualified in their entirety by the cautionary stc referred to in this section. Readers should not place undue reliance on forward-look

The forward-looking statements speak only as of the date of this announcement. any applicable law or regulation, the Group expressly disclaims any intention, obli to release publicly any updates or revisions to any forward-looking statements reflect any change in the Group's expectations with regard thereto or any change or circumstances on which any such statement is based. New risks and uncertaintie it is not possible for us to predict those events or how they may affect us. In addit the impact of each factor on our business or the extent to which any factor, or cc may cause actual results to differ materially from those contained in any forward-lc

Further details of potential risks and uncertainties affecting the Group are des filings with the London Stock Exchange, Euronext Amsterdam and the US Sec Commission, including in the Annual Report on Form 20-F 2023 and the Unileve Accounts 2023 available on our corporate website www.unilever.com.

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